Exhibit 9.2
Consent of the Independent Registered Public Accounting Firm to the Board of Directors of Credit Suisse AG

We consent to the incorporation by reference in the registration statement (No. 333-180300) on Form F-3 of Credit Suisse AG of our reports dated March 22, 2013 with respect to the consolidated balance sheets of Credit Suisse AG and its subsidiaries (the “Bank”) as of December 31, 2012 and 2011, and the related consolidated statements of operations, changes in equity, comprehensive income and cash flows, and notes for each of the years in the three-year period ended December 31, 2012, and the effectiveness of internal control over financial reporting as of December 31, 2012, which reports appear in the December 31, 2012 annual report on Form 20-F of the Bank.

KPMG AG

/s/ Simon Ryder /s/ Anthony Anzevino
Simon Ryder Anthony Anzevino
Licensed Audit Expert Global Lead Partner
Auditor in Charge

Zurich, Switzerland
March 22, 2013